STATEMENT OF FINANCIAL
CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2021
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 36th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Murphy (917) 332-5719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

Bahrain World Trade Center, 10th Floor, East Tower, P.O. Box 140 (Address) (City) Manama (State) Kingdom of Bahrain (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083816
COMM. EXP. 03/06/20 23

Merime Durakovic NOTARY PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2021

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young
P O Box 140
10th Floor, East Tower
Bahrain World Trade Centre
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
C.R. No. 6700

Building a better
working world

Report of Independent Registered Public Accounting Firm
To the Member of N.A. Investcorp LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of 30 June 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at 30 June 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young.

We have served as the Company's auditor since 2013.

30 August 2021
Manama, Kingdom of Bahrain

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

		2021
ASSETS		
Cash and cash equivalents	$	4,357,317
Due from an affiliate		1,465,688
Prepaid expenses		9,536
Total assets	**$**	**5,832,541**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	74,056
Member's equity		5,758,485
Total liabilities and member's equity	**$**	**5,832,541**

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Parent is an indirect wholly owned subsidiary of Investcorp Holdings B.S.C. ("Holdings"), a holding company incorporated in the Kingdom of Bahrain. The ultimate parent of Holdings is SIPCO Holdings Limited incorporated in the Cayman Islands. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at June 30, 2021.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. The Company's cash and cash equivalents, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, due from an affiliate and accounts payable approximate fair value because of their short-term maturities.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Going Concern

Management has made an assessment of the Company's ability to continue as a going concern and is satisfied that it has sufficient resources to continue in business for the foreseeable future. Furthermore, management is not aware of any conditions and events that may raise substantial doubt upon the Company's ability to continue as a going concern. Therefore, the statement of financial condition continues to be prepared on the going concern basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from these estimates.

3. RELATED PARTY BALANCES

Due from an affiliate

As of June 30, 2021, the Company maintained a balance with the ultimate parent, amounting to $1,465,688. The balance may be withdrawn on demand.

4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2021, the Company had regulatory net capital of $4,283,261, which exceeded the requirement of $5,000 by $4,278,261. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.73% at June 30, 2021.

5. RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-03, Financial Instruments – Credit Losses (Topic 326). This standard replaces the "incurred loss" methodology for recognizing credit losses with the "expected loss" methodology. ASU 2016-03 is effective for the Company for the year ending June 30, 2021. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis, which includes cash and cash equivalents and due from an affiliate, in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The impact on the financial statements for the reporting period as a result of adopting ASU 2016-13 is immaterial.

6. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition or the notes thereto.